Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹 賬 通 金 融 科 技 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

RECORD DATE FOR ANNUAL GENERAL MEETING

OF SHAREHOLDERS

The board of directors (the “Board”) of OneConnect Financial Technology Co., Ltd. (the “Company”) announces that the record date for the purpose of determining the eligibility of its shareholders (the “Shareholders”) to attend and vote at the forthcoming annual general meeting of the Shareholders (the “AGM”) will be as of the close of business on Tuesday, April 29, 2025, Hong Kong time (the “Share Record Date”).

In order to be eligible to attend the AGM, all valid documents for the transfers of the ordinary shares of the Company (the “Shares”) accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, April 29, 2025, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Monday, April 28, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Shares on the Share Record Date will be entitled to attend and vote at the AGM.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on Tuesday, April 29, 2025, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”). Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for ordinary shares on Tuesday, April 29, 2025, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the ordinary shares represented by such canceled ADSs as of the Share Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

Details including the date and location of the AGM will be set out in a notice of AGM to be issued and provided to holders of Shares and ADSs together with the proxy materials in due course.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Dangyang Chen
Chairman of the Board and Chief Executive Officer

Hong Kong, April 10, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Dangyang Chen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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